Exhibit 21

SUBSIDIARIES OF ANIXA BIOSCIENCES, INC.
Name of Company and Name Doing Business	Jurisdiction of Organization
Anixa Diagnostics Corporation	State of Delaware
Certainty Therapeutics, Inc.	State of Delaware
CopyTele International Ltd.	British Virgin Islands
CopyTele Marketing Inc.	British Virgin Islands
ITUS Patent Acquisition Corporation	State of Delaware
J-Channel Industries Corporation	State of Delaware
Loyalty Conversion Systems Corporation	State of Delaware
Secure Web Conference Corporation	State of Delaware
Encrypted Cellular Communications Corporation	State of Delaware
Auction Acceleration Corp.	State of Delaware
Cyber Instruments Technologies Corporation	State of Delaware
Meetrix IP, LLC	State of Texas